Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2017	Year Ended December 31
		2016	2015	2014	2013
	(Millions of dollars)
Net Income (Loss) Attributable to Chevron Corporation	$4,132	$(497)	$4,587	$19,241	$21,423
Income Tax Expense (Benefit)	917	(1,729)	132	11,892	14,308
Distributions Less Than Equity in Earnings of Affiliates	(1,436)	(1,227)	(760)	(2,202)	(1,178)
Noncontrolling Interests	33	66	123	69	174
Previously Capitalized Interest Charged to Earnings During Period	86	89	120	100	96
Interest and Debt Expense	99	201	—	—	—
Interest Portion of Rentals [1]	111	313	345	356	342
Earnings Before Provision for Taxes and Fixed Charges	$3,942	$(2,784)	$4,547	$29,456	$35,165

Interest and Debt Expense	99	201	—	—	—
Interest Portion of Rentals [1]	111	313	345	356	342
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—
Capitalized Interest	345	552	495	358	284

Total Fixed Charges	$555	$1,066	$840	$714	$626

Ratio of Earnings to Fixed Charges [2]	7.10	—	5.41	41.25	56.17
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[1] Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.
[2] The ratio coverage for the year ended December 31, 2016 was less than 1. Additional earnings of $3.9 billion would have been required to achieve a coverage of 1.

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